(Magna Logo)						Exhibit 99

								Magna International Inc.
								337 Magna Drive
								Aurora, Ontario L4G 7K1
								Tel  (905)  726-2462
								Fax  (905)  726-7164

                            Press Release

                 MAGNA ANNOUNCES FIRST QUARTER RESULTS

May 3, 2005, Aurora, Ontario, Canada ...... Magna International Inc. (TSX:
MG.SV.A,MG.MV.B; NYSE: MGA) today reported sales, profits and earnings per share for the first quarter ended March 31, 2005.



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                                                    THREE MONTHS ENDED
                                              -------------------------------
                                              March 31, 2005  March 31, 2004
                                              --------------- ---------------

    Sales                                           $  5,718        $  5,103

    Operating income                                $    254        $    321

    Net income                                      $    172        $    179

    Diluted earnings per share                      $   1.68        $   1.84

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    All results are reported in millions of U.S. dollars, except per share figures.
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We posted sales of $5.7 billion for the first quarter ended March 31,
2005, an increase of 12% over the first quarter of 2004. The higher sales level in the first quarter of 2005 reflects increases of 19% in North American average dollar content per vehicle and 16% in European average dollar content per vehicle over the comparable quarter in 2004. The increase in average dollar content per vehicle in North America was largely attributable to the launch of new programs during or subsequent to the first quarter of 2004, acquisitions completed subsequent to the first quarter of 2004, the strengthening of the Canadian dollar against the U.S. dollar and increased production on certain programs. These increases were partially offset by lower vehicle production volumes and/or content on certain programs and incremental customer price concessions. The increase in average dollar content per vehicle in Europe was largely attributable to the launch of new programs during or subsequent to the first quarter of 2004, the strengthening of European currencies against the U.S. dollar, in particular the euro, and acquisitions completed subsequent to the first quarter of 2004. These increases were partially offset by lower production on certain programs and incremental customer price concessions. During the first quarter of 2005, North American vehicle production declined approximately 4% and European vehicle production declined approximately 5%, each from the comparable quarter in 2004.

Operating income was $254 million for the first quarter of 2005 compared to $321 million for the first quarter of 2004.

We earned net income for the first quarter ended March 31, 2005 of $172 million, compared to $179 million for the first quarter ending March 31, 2004.

Diluted earnings per share were $1.68 for the first quarter ended
March 31, 2005, compared to $1.84 for the first quarter ending March 31, 2004.

During the three months ended March 31, 2005, we generated cash from operations before changes in non cash operating assets and liabilities of $362 million, and generated $162 million from non cash operating assets and liabilities. Total investment activities for the first quarter of 2005 were $307 million, including $136 million to purchase subsidiaries, $124 million in fixed asset additions, and a $47 million increase in other assets.

For further detail, see the "HIGHLIGHTS" section in the attached Management's Discussion and Analysis of Results of Operations and Financial Position.

OTHER MATTERS
-------------

We also announced that our Board of Directors today declared a quarterly dividend with respect to our outstanding Class A Subordinate Voting Shares and Class B Shares for the fiscal quarter ended March 31, 2005. The dividend of U.S. $0.38 per share is payable on June 15, 2005 to shareholders of record on May 27, 2005.

2005 OUTLOOK
------------

All amounts below exclude the impact of any future acquisitions.

Our results are expected to continue to be impacted by the negative conditions in the automotive industry, including production cutbacks, OEM price concessions, higher commodity costs and general economic uncertainty. In addition, our 2005 results are expected to be negatively impacted by certain unusual items, including restructuring charges arising from our previously announced privatizations, and rationalization and other charges associated with certain of our operations, including operations that supply MG Rover.

We expect 2005 average dollar content per vehicle to be between $710 and $735 in North America and between $315 and $335 in Europe. We expect 2005 European assembly sales to be between $4.3 billion and $4.6 billion. Further, we have assumed 2005 vehicle production volumes will be approximately 15.7 million units in North America and approximately 16.2 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, current exchange rates, the above volume assumptions and anticipated tooling and other automotive sales, we expect our sales for 2005 to be between $21.8 billion and $23.1 billion, compared to 2004 sales of $20.7 billion. In addition, we expect that 2005 spending for fixed assets will be between $850 and $900 million.

In 2005, excluding the impact of the unusual items noted above, we anticipate a decline in operating income and growth in diluted earnings per share.

Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia and South America. Magna's products include: automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems and lighting components through Decoma International; various powertrain and drivetrain components through Magna Powertrain; and complete vehicle engineering and assembly through Magna Steyr.

Magna has over 82,000 employees in 223 manufacturing operations and 56 product development and engineering centres in 22 countries.

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We will hold a conference call for interested analysts and shareholders to discuss our first quarter results and other developments on Wednesday, May 4, 2005 at 8:00 a.m. EDT. The conference call will be co chaired by Mark T. Hogan, President and Vincent J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1 800 296 1907. The number for overseas callers is 1 416 620 7069. Please call in 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be on our website Wednesday morning prior to the call.

For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

For teleconferencing questions, please call 905-726 7103.
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This press release contains statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties principally relate to the risks associated with the automotive industry and include those items listed in the attached Management's Discussion and Analysis of Results of Operations and Financial Position. In addition, for a more detailed discussion, reference is made to the risks, assumptions, uncertainties and other factors set out in our Annual Information Form filed with the Canadian Securities Commissions and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

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    Readers are asked to refer to the unaudited interim consolidated financial statements and the Management's Discussion and Analysis of Results of Operations and Financial Position attached to this Press Release for more detailed information regarding the financial results for the first quarter of fiscal 2005. For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.
    -------------------------------------------------------------------------


MAGNA INTERNATIONAL INC.
Management's Discussion and Analysis of Results of Operations and Financial Position
-------------------------------------------------------------------------

All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2005, included in this press release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2004, included in our 2004 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months ended March 31, 2005 and the audited consolidated financial statements for the year ended December 31, 2004 are both prepared in accordance with Canadian generally accepted accounting principles.

This MD&A has been prepared as at May 3, 2005.

OVERVIEW
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We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles. Our products and services are sold to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, Asia and South America.

In October 2004, we announced our intention to take each of our publicly traded subsidiaries private to increase our overall competitiveness. During the first quarter of 2005, we completed the privatization of Tesma International Inc. ("Tesma") and Decoma International Inc. ("Decoma"), and on April 3, 2005, we completed the privatization of Intier Automotive Inc. ("Intier"). The completion of these transactions will allow management the opportunity to evaluate alternative operating or group structures that could further enhance our competitiveness.

As at March 31, 2005, our global systems groups were as follows:

-   Decoma
       - exterior components and systems which include fascias (bumper systems), front and rear end modules, plastic body panels, exterior trim components and systems, sealing and greenhouse systems and lighting components

-   Intier
       - interior and closure components, systems and modules including cockpit, sidewall, overhead and complete seating systems, seat hardware and mechanisms, floor and acoustic systems, cargo management systems, latching systems, glass moving systems, wiper systems, power sliding doors and liftgates, mid-door and door module technologies and electro-mechanical systems

-   Tesma
       - powertrain (engine, transmission, and fuel) components, assemblies, modules and systems

-   Magna Steyr
       - Magna Steyr - complete vehicle assembly of low-volume derivative, specialty and other vehicles and complete vehicle design, engineering, validation and testing services; and
       - Magna Drivetrain - complete drivetrain technologies, four-wheel and all-wheel drive systems, mass balancing systems and chassis modules

-   Other Automotive Operations
       - Cosma - stamped, hydroformed, and welded metal body systems, components, assemblies, modules, body-in-white assemblies, chassis systems and complete suspension modules; and
       - Magna Donnelly - exterior and interior mirror, interior lighting and engineered glass systems, electro mechanical systems and advanced electronics

HIGHLIGHTS
-------------------------------------------------------------------------

The first quarter of 2005 proved to be a challenging quarter for Magna and the automotive supply base in general. Our sales increased 12% to $5.7 billion despite decreases in vehicle production in North America and Europe of 4% and 5%, respectively. Our operating income decreased to $254 million and earnings per share decreased to $1.68. The most significant issues that impacted our first quarter results include:

- Commodity Prices: During the quarter, we continued to pay more for raw materials used in our production. Although a significant portion of our steel, resins and other components are covered under customer resale programs or long-term contracts, increased commodity prices negatively impacted Magna's results in the first quarter of 2005, as compared to the first quarter of 2004.

- Weak Production on Key Platforms: In the North American market, the trend of declining production and market share of General Motors ("GM") and Ford, two of our largest customers, continued. Although North American vehicle production volumes declined by only 4% in the first quarter of 2005 compared to the first quarter of 2004, GM and Ford production volumes declined by 13% and 10%, respectively. More importantly, production volumes on certain of our high content platforms declined even further. Production volumes for the GMT800 platform, the Ford Freestar and Mercury Monterey and the Ford Explorer and Mercury Mountaineer declined 22%, 38% and 35%, respectively in the first quarter.

- Pricing Pressures: Given the increasingly competitive nature of the automotive industry, our customers continued their demands for increased price concessions. In particular, the traditional Big Three, burdened with overcapacity, deteriorating market share and high labour costs (specifically healthcare, pension and other post-employment benefits), continued their demand for significant price concessions in the first quarter of 2005.

- MG Rover: On April 8, 2005, MG Rover Group Limited ("MG Rover") was placed into administration, which is similar to Chapter 11 bankruptcy protection in the United States. As a result, we recorded charges of approximately $15 million related to our MG Rover assets and supplier obligations during the first quarter of 2005.

- New Facilities: In the first quarter of 2005, we continued to invest in new and existing production facilities to support our continued growth, including: a new stamping facility in Sonora, Mexico to support the launch of the Ford Fusion, Mercury Milan and Lincoln Zephyr; a new fascia moulding and paint facility in Georgia to support the launch of the Mercedes M-Class; and a new frame facility in Kentucky for the new Ford Explorer and F-Series Super Duty pickup truck. Although we expect these programs to be profitable as they launch and ramp-up, in the short term our operating profits are negatively affected by these investments as certain costs that we incur cannot be capitalized.

- Plant Rationalizations: During the first quarter of 2005, we incurred costs to rationalize a facility in North America. In connection with our recent privatizations and other industry issues, in the near future we will complete an assessment of our global operating capacity. As a result of this assessment we expect to develop and implement a facility rationalization strategy that may include plant consolidations and/or closures and that associated expenses will have an adverse effect on our 2005 profitability.

Despite the negative events of the first quarter described above, we were pleased with the progress made in other areas, including:

- Privatizations: During the first quarter of 2005 we successfully completed the privatizations of Tesma and Decoma, and on April 3, 2005 we completed the privatization of Intier. Total consideration for the Class A Shares of Tesma, Decoma and Intier not owned by us was approximately $1.1 billion, which was satisfied by issuing approximately 11.9 million Magna Class A Subordinate Voting Shares and cash of $185 million.

- Management: With the successful completion of the privatizations, our management team was further strengthened. On April 4, 2005, we announced that Donald Walker and Siegfried Wolf had been appointed as co-Chief Executive Officers. Don and Sigi, along with Manfred Gingl, Mark Hogan and Vincent Galifi, combine to create a strong management partnership that has the complementary skills necessary to lead us in our continuing evolution and to protect the decentralized and entrepreneurial culture needed for Magna to remain a leader in the global automotive industry. This culture, combined with the commitment and dedication of our many managers and employees, has been and will remain the cornerstone of our success.

- Income Taxes: During the first quarter of 2005, we realized a significant decrease in our effective income tax rate primarily as a result of a decrease in income tax rates in Austria and Mexico, a change in the mix of earnings, whereby more profits were earned in lower taxed jurisdictions during the first quarter of 2005 than in the first quarter of 2004, a reduction in losses not benefited, and a favourable tax settlement. In addition to the lower income tax rates, we believe that our effective income tax rate will remain below historical levels as we expect to capitalize on income tax planning strategies that may become available as a result of the privatizations.

INDUSTRY TRENDS AND RISKS
    ---------------------------------------------------------------------

A number of trends have had a significant impact on the global automotive industry in recent years, including:

- increased pressure by automobile manufacturers on automotive component suppliers to reduce their prices and bear additional costs;
- globalization and consolidation of the automotive industry, including both automobile manufacturers and automotive component suppliers;
- the evolving role of independent automotive component suppliers and their progression up the "value chain";
-   increased outsourcing and modularization of vehicle production;
- increased engineering capabilities required in order to be awarded new business for more complex systems and modules;
- increased prevalence of lower volume "niche" vehicles built off high-volume global vehicle platforms;
- growth of Asian based automobile manufacturers in North America and Europe; and
-   growth of the automotive industry in China and other Asian countries.

The following are some of the more significant risks that could affect our ability to achieve our desired results:

- The global automotive industry is cyclical and sensitive to changes in certain economic conditions, such as interest rates, consumer demand, oil and energy prices and international conflicts. Our customers are currently experiencing the impact of these conditions, which could continue to adversely affect vehicle production volumes. A continued reduction in vehicle production volumes could have a material adverse effect on our profitability.

- We have experienced significant price increases for key commodities used in our parts production, particularly steel and resin, and expect such prices to remain at elevated levels in 2005. Steel price increases have been primarily the result of increased demand for steel in China and a shortage of steel-making ingredients, such as scrap steel, iron ore and coke coal. Surcharges on existing steel prices continue to be imposed by our steel suppliers and other suppliers of steel parts, with the threat of withheld deliveries by such suppliers if the surcharges are not paid. Approximately half of our steel is acquired through resale programs operated by the automobile manufacturers, which does not expose us to steel price increases and surcharges, and the balance is acquired through spot, short-term and long-term contracts. We also have pricing agreements with some of our suppliers that reduce our exposure to steel price increases and surcharges. However, certain suppliers have challenged these agreements and, to the extent that they are successfully disputed, terminated or otherwise not honoured by our suppliers, our exposure to steel price increases and surcharges will increase. We also sell scrap steel, which is generated through our parts production process, and the revenues from these sales have reduced some of our exposure to steel price increases in the past. However, if scrap steel prices decline, while steel prices remain high, our ability to reduce our exposure to steel price increases and surcharges will diminish. To the extent we are unable to fully mitigate our exposure to increased steel prices, or to pass on to our customers the additional costs associated with increased steel and resin prices, such additional costs could have a material adverse effect on our profitability.

- Increasing price reduction pressures from our customers could reduce profit margins. We have entered into, and will continue to enter into, long term supply arrangements with automobile manufacturers, which provide for, among other things, price concessions over the supply term. To date, these concessions have been somewhat offset by cost reductions arising principally from product and process improvements and price reductions from our suppliers. However, the competitive automotive industry environment in North America, Europe and Asia has caused these pricing pressures to intensify. Some of our customers have demanded, and in light of deteriorating automotive industry conditions may continue to demand, additional price concessions and retroactive price reductions. We may not be successful in offsetting all of these price concessions through improved operating efficiencies, reduced expenditures or reduced prices from our suppliers. Such concessions could have a material adverse effect on our profitability to the extent that they are not offset through cost reductions or improved operating efficiencies.

- We continue to be pressured to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by automobile manufacturers. In particular, some automobile manufacturers have requested that we pay for design, engineering and tooling costs that are incurred up to the start of production and recover these costs through amortization in the piece price of the applicable component. Some of these costs cannot be capitalized, which could adversely affect our profitability until the programs in respect of which they have been incurred have been launched. In addition, since our contracts generally do not include any guaranteed minimum purchase requirements, if estimated production volumes are not achieved, these costs may not be fully recovered, which could have an adverse effect on our profitability.

- Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. If our products are, or are alleged to be, defective, we may be required to participate in a recall of those products, particularly if the actual or alleged defect relates to vehicle safety. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when we and/or our customers decide, either voluntarily or involuntarily, to recall a product due to a known or suspected performance issue. Costs typically include the cost of the product being replaced, the customer's cost of the recall and labour to remove and replace the defective part. To date, we have not experienced significant warranty or recall costs. However, we continue to experience increased customer pressure to assume greater warranty responsibility. Currently we only account for existing or probable claims, however, the obligation to repair or replace such products could have a material adverse effect on our operations and financial condition.

- We are also subject to the risk of exposure to product liability claims in the event that the failure of our products results in bodily injury and/or property damage. We may experience material product liability losses in the future and may incur significant costs to defend such claims. Currently, we have bodily injury coverage under insurance policies. This coverage will continue until August 2005 and is subject to renewal on an annual basis. A successful claim against us in excess of our available insurance coverage could have an adverse effect on our operations and financial condition.

- Although we supply parts to most of the leading automobile manufacturers, a significant majority of our sales are to four automobile manufacturers. A decline in production volume by these customers, such as in the recent case of GM and Ford, could have an adverse effect on our sales and profitability. Moreover, while we supply parts for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market share among vehicles or the early termination, loss, renegotiation of the terms or delay in the implementation of any significant production contract could have an adverse effect on our sales and profitability.

- Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the British pound, the euro and other currencies in which we generate revenues and incur expenses. However, as a result of hedging programs employed by us primarily in Canada, foreign currency transactions are not fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable. Despite these measures, significant long term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or the British pound, could have an adverse effect on our financial condition.

- Rising healthcare, pension and other post-employment benefit costs are having a significant adverse effect on the profitability and competitiveness of certain North American based automobile manufacturers. Increased raw material prices, including steel and resins, are also adversely affecting automobile manufacturers. Other economic conditions, such as increased gasoline prices, could further threaten sales of certain models, such as full-sized sport utility vehicles. All of these conditions, coupled with a decline in market share and overall production volumes, could threaten the financial condition of some of our customers. Through our normal supply relationship, we are exposed to credit risk with our customers and, in the event that our customers are unable to satisfy their financial obligations or seek protection from their creditors, as in the case of MG Rover, we may incur additional expenses as a result of such credit exposure, which could have a material adverse effect on our profitability.

- In response to the deteriorating automotive industry conditions, we may further rationalize some of our production facilities. Additional expenses associated with such a rationalization, including plant closings and relocations and employee severance costs, could also have an adverse effect on our short-term profitability.

- In connection with the recent privatization of our former publicly traded subsidiaries, we expect certain administrative functions will be reorganized to streamline such functions in a manner consistent with the stated objectives of the privatization. Such reorganization could involve additional expenses, such as office closings and relocations and employee severance costs, which could have an adverse effect on our short term profitability.

RESULTS OF OPERATIONS
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Accounting Change

Financial Instruments - Disclosure and Presentation

In 2003, the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3860 "Financial Instruments - Disclosure and Presentation" ("CICA 3860") to require certain obligations that may be settled with an entity's own equity instruments to be reflected as a liability. The amendments require us to present our Preferred Securities and Subordinated Debentures as liabilities, with the exception of the equity value ascribed to the holders' option to convert certain of the Subordinated Debentures into Class A Subordinate Voting Shares, and to present the related liability carrying costs as a charge to net income. We adopted these new recommendations effective January 1, 2005 on a retroactive basis.

The impact of this accounting policy change on the consolidated balance sheet as at December 31, 2004 was as follows:

Increase in other assets                                          $    2
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Decrease in income taxes payables                                 $    1
Increase in long-term debt                                           216
Decrease in debentures' interest obligation                           38
Decrease in minority interest                                         68
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Decrease in other paid-in-capital                                 $   75
Increase in retained earnings                                          2
Decrease in currency translation adjustment                           34
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The impact of this accounting policy change on the consolidated statements of income and retained earnings for the three months ended March 31, 2004 was as follows:

Increase in interest expense                                      $    8
Decrease in income taxes                                              (2)
Decrease in minority interest                                         (1)
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Decrease in net income                                                (5)
Decrease in financing charges on Preferred Securities  and other paid-in-
capital                                             5
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Change in net income available to Class A Subordinate Voting and Class B
shareholders                                  $    -
-------------------------------------------------------------------------
-------------------------------------------------------------------------

There was no impact of this accounting policy change on reported basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three months ended March 31, 2005 and 2004.

Comparative Period Amounts

European Average Dollar Content per Vehicle

Our reporting of European production sales and European average dollar content per vehicle has historically included sales related to the complete vehicle assembly business carried out by our Magna Steyr group (see "Magna Steyr" discussion in "SEGMENTS" below). Effective with the first quarter of 2004, European production sales and complete vehicle assembly sales have been presented separately, however, European average dollar content per vehicle continued to include both European production sales and European complete vehicle assembly sales.
Complete vehicle assembly sales are calculated as follows:

- where assembly programs are accounted for on a value-added basis, 100% of the selling price to the OEM customer is included in complete vehicle assembly sales; and

- where assembly programs are accounted for on a full-cost basis, complete vehicle assembly sales include 100% of the selling price to the OEM customer, less intercompany parts purchases made by our assembly divisions. These intercompany purchases are included in European production sales.

Effective with the first quarter of 2005, European average dollar content per vehicle includes only European production sales. The comparative period European average dollar content per vehicle has been restated to conform to the current period's presentation. We do not have any complete vehicle assembly sales in North America.

Average Foreign Exchange
                                             For the three months
                                                ended March 31,
                                             --------------------
                                                2005      2004    Change
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1 Canadian dollar equals U.S. dollars          0.816     0.758      + 8%
1 euro equals U.S. dollars                     1.311     1.248      + 5%
1 British pound equals U.S. dollars            1.891     1.840      + 3%
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The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S.
dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of these operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases denominated in foreign currencies). However, as a result of historical hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

Sales
                                             For the three months
                                                ended March 31,
                                             --------------------
                                                2005      2004    Change
-------------------------------------------------------------------------
Vehicle Production Volumes (millions of units)
  North America                                3.964     4.134      - 4%
  Europe                                       4.116     4.342      - 5%
-------------------------------------------------------------------------
Average Dollar Content Per Vehicle
  North America                              $   724   $   606     + 19%
  Europe                                     $   322   $   278     + 16%
-------------------------------------------------------------------------
Sales
  North American Production                  $ 2,869   $ 2,504     + 15%
  European Production                          1,326     1,209     + 10%
  European Complete Vehicle Assembly           1,126     1,012     + 11%
  Tooling, Engineering and Other                 397       378      + 5%
-------------------------------------------------------------------------
  Total Sales                                $ 5,718   $ 5,103     + 12%
-------------------------------------------------------------------------
-------------------------------------------------------------------------

North American Production Sales

North American production sales increased 15% or $365 million to $2.9 billion for the first quarter of 2005 compared to $2.5 billion for the first quarter of 2004. This increase in production sales reflects a 19% increase in our North American average dollar content per vehicle, partially offset by a 4% decrease in North American vehicle production volumes.

Our average dollar content per vehicle grew by 19% or $118 to $724 for the first quarter of 2005 compared to $606 for the first quarter of 2004, primarily as a result of:

- the launch of new programs during or subsequent to the first quarter of 2004, including:
       -  the Chevrolet Cobalt and Pontiac Pursuit;
       -  the Chrysler 300/300C and Dodge Magnum;
       -  the Chevrolet Equinox;
       -  the Cadillac STS;
       -  the Mercury Mariner;
       -  the Ford Mustang; and
       -  the Mercedes M-Class;
- the acquisition of the New Venture Gear, Inc. ("NVG") business in September 2004;
- an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and
- increased production on certain programs, including Chrysler minivans and the Ford Escape and Mazda Tribute.

These increases were partially offset by:

- the impact of lower volumes and/or content on certain programs including:
       -  the GMT800 platform;
       -  the Ford Freestar and Mercury Monterey;
       -  the Dodge Ram Pickup; and
       -  the Ford Explorer and Mercury Mountaineer; and
       -  incremental customer price concessions.

European Production Sales

European production sales increased 10% or $117 million to $1.3 billion for the first quarter of 2005 compared to $1.2 billion for the first quarter of 2004. This increase in sales reflects a 16% increase in our European average dollar content per vehicle, partially offset by a 5% decrease in European vehicle production volumes.

Our average dollar content per vehicle grew by 16% or $44 to $322 for the first quarter of 2005 compared to $278 for the first quarter of 2004, primarily as a result of:

- programs that launched during or subsequent to the first quarter of 2004, including the Land Rover Discovery, Mercedes A-Class, Mercedes SLK and the BMW 1-Series;
- an increase in reported U.S. dollar sales due to the strengthening of European currencies against the U.S. dollar, in particular the euro;
-   the acquisition of the European operations of NVG; and
- an increase in production for the BMW X3, a program in which we have production content in addition to the assembly contract.

These increases were partially offset by lower production for the Mercedes E-Class and incremental customer price concessions.

European Complete Vehicle Assembly Sales

European complete vehicle assembly sales increased 11% or $114 million to $1.1 billion for the first quarter of 2005 compared to $1.0 billion for the first quarter of 2004. This increase in sales reflects:

-   an increase in volumes for the BMW X3;
- an increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar; and
-   favourable trim levels on the Mercedes G-Class.

These increases were partially offset by:

- a reduction in volumes on our other assembly contracts, including the Mercedes E-Class 4MATIC and the Saab 93 Convertible; and
- a substantial reduction of Jeep Grand Cherokee volumes, which had no production in January and early February in preparation for the new model launch in March 2005.

Tooling, Engineering and Other

Tooling, engineering and other sales increased 5% or $19 million to $397 million for the first quarter of 2005 compared to $378 million for the first quarter of 2004. The increase was primarily the result of an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar. The major programs for which tooling revenue was recorded in the first quarter of 2005 were the Ford Fusion, Mercury Milan and Lincoln Zephyr in North America, and the Jeep Grand Cherokee in Europe. In the first quarter of 2004, the major programs for which tooling revenues were recorded were the Ford Explorer and the Ford Mustang. The level of tooling, engineering and other sales reflects our continued involvement in new production and assembly programs.

Gross Margin

Gross margin decreased $25 million to $725 million for the first quarter of 2005 compared to $750 million for the first quarter of 2004. Gross margin as a percentage of total sales also decreased to 12.7% for the first quarter of 2005 compared to 14.7% for the first quarter of 2004.

Gross margin as a percentage of sales was negatively impacted by:

- an increase in commodity prices, combined with lower scrap steel prices;
- the decrease in production volumes for several of our high content programs including the GMT800 platform, the Ford Freestar and Mercury Monterey and the Ford Explorer and Mercury Mountaineer;
-   inefficiencies at Decoma, primarily at its European facilities;
- the acquisition of the NVG business, which currently operates at margins that are lower than the our consolidated average gross margin;
-   incremental customer price concessions;
- costs incurred at new facilities in preparation for upcoming launches or for programs that have not fully ramped up production, including:
       - a new frame facility in Kentucky for the next generation Ford Explorer and F-Series Super Duty pickup trucks;
       - a new stamping facility in Sonora, Mexico to support the launch of the Ford Fusion, Mercury Milan and Lincoln Zephyr; and
       - a new fascia moulding and paint facility in Georgia to support the launch of the Mercedes M-Class;
- increased complete vehicle assembly sales for the BMW X3 since the costs of this vehicle assembly contract are reflected on a full-cost basis in the selling price of the vehicle;
- the write-down of our inventory related to MG Rover production and charges for supplier obligations as a result of the appointment of administrators for MG Rover in the United Kingdom; and
- the strengthening of the euro and British pound, each against the U.S. dollar, since proportionately more of our consolidated gross margin was earned in Europe during the first quarter of 2005 than in the first quarter of 2004 and on average our European operations operate at margins that are currently lower than our consolidated average margin.

Partially offsetting these decreases in gross margin as a percentage of sales were:

-   operational improvements at certain facilities;
- the closure during 2004 of certain underperforming divisions in Europe; and
-   incremental gross margin earned on new program launches.

Depreciation and Amortization

Depreciation and amortization costs increased 24% or $33 million to $168 million for the first quarter of 2005 compared to $135 million for the first quarter of 2004. The increase in depreciation and amortization for the first quarter of 2005 was primarily due to:

-   the NVG acquisition;
-   increased assets employed in the business to support future growth;
    and
- an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar.

Selling, General and Administrative ("SG&A")

SG&A expenses as a percentage of sales decreased to 5.3% for the first quarter of 2005 compared to 5.7% for the first quarter of 2004. SG&A expenses increased $12 million to $305 million for the first quarter of 2005 compared to $293 million for the first quarter of 2004, primarily as a result of:

- an increase in reported U.S. dollar expenses due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar;
-   increased SG&A spending as a result of the NVG acquisition;
- the write-down of accounts receivable from MG Rover as a result of the appointment of administrators for MG Rover in the United Kingdom;
-   costs to rationalize a facility in North America;
-   higher infrastructure costs to support upcoming launches; and
- the expensing of capitalized bank facility fees as a result of the cancellation of Decoma's term credit facility.

These increases were partially offset by:

- a one-time charge to compensation expense of $12 million recorded during the first quarter of 2004 as a result of modifying option agreements with certain former employees. The charge represented the remaining measured but unrecognized compensation expense related to the options granted during 2003, and the fair value at the date of modification of all the options that were granted prior to January 1, 2003; and
- charges recorded during the first quarter of 2004 with respect to the closure of facilities in Europe.

Interest Expense

Interest expense decreased $6 million to $1 million for the first quarter of 2005 compared to $7 million for the first quarter of 2004, primarily as a result of:

- a reduction of interest expense related to the Preferred Securities which were redeemed for cash in the third quarter of 2004; and
- a reduction in outstanding long-term debt as a result of the repayments of government debt and other long term debt during 2004.

These reductions were partially offset by an increase in interest expense that has been accreted on the senior unsecured zero-coupon notes that were issued in connection with the NVG acquisition.

Operating Income

Operating income decreased 21% or $67 million to $254 million for the first quarter of 2005 compared to $321 million for the first quarter of 2004. The discussions above provide an analysis of the $67 million decrease in our operating income. In particular, on a comparable basis, our operating income was negatively impacted by:

-   reduced volumes on certain high content GM and Ford programs;
-   incremental price concessions;
-   increased commodity prices;
- costs incurred at new facilities in preparation for upcoming launches or for programs that have not fully ramped up production;
-   operating inefficiencies at certain facilities;
-   charges related to the appointment of administrators for MG Rover;
-   costs to rationalize a facility in North America; and
-   the expensing of capitalized bank facility fees.

Partially offsetting these decreases was the positive impact of:

- programs that launched during or subsequent to the first quarter of 2004;
-   increased complete vehicle assembly sales;
-   operational improvements at certain facilities;
- the one-time charge to compensation expense of $12 million recorded in the first quarter of 2004; and
- charges recorded during the first quarter of 2004 with respect to the closure of facilities in Europe.

Income Taxes

Our effective income tax rate on operating income (excluding equity income) decreased to 28.3% for the first quarter of 2005 from 37.8% for the first quarter of 2004. In the first quarter of 2005 the income tax rate was negatively impacted by charges recorded as a result of the appointment of administrators for MG Rover, which have not been fully tax-effected, and in the first quarter of 2004 the effective income tax rate was higher as a result of the $12 million stock option expense and charges recorded with respect to the closure of a facility in Europe, both of which have not been tax-effected.

Excluding these items, the effective income tax rate was 26.6% for the first quarter of 2005 and 35.9% for the first quarter of 2004. The decrease in the effective income tax rate is primarily the result of a decrease in income tax rates in Austria and Mexico, a change in the mix of earnings, whereby more profits were earned in lower taxed jurisdictions during the first quarter of 2005 than in the first quarter of 2004, a reduction in losses not benefited, and a favourable tax settlement.

Minority Interest

Minority interest expense decreased by $12 million or 52% to $11 million for the first quarter of 2005 compared to $23 million for the first quarter of 2004. The decrease in minority interest expense is primarily a result of:

- a decrease in net income at each of Tesma and Decoma for the respective periods prior to privatization from the comparable periods in 2004; and
- the elimination of minority interest obligations for Tesma and Decoma for the periods after privatization.

Partially offsetting this reduction in earnings was an increase in net income at Intier, combined with a 1% increase in Intier's minority interest percentage from the first quarter of 2004 to the first quarter of 2005.

Net Income

Net income decreased 4% or $7 million to $172 million for the first quarter of 2005 compared to $179 million for the first quarter of 2004. The decrease in net income is a result of a $67 million decrease in operating income (see above), partially offset by decreases in income taxes and minority interest of $48 million and $12 million, respectively.

Earnings per Share
                                             For the three months
                                                ended March 31,
                                             --------------------
                                                2005      2004    Change
-------------------------------------------------------------------------
Earnings per Class A Subordinate Voting
 or Class B Share
  Basic                                      $  1.69   $  1.85      - 9%
  Diluted                                    $  1.68   $  1.84      - 9%
-------------------------------------------------------------------------

Average number of Class A Subordinate Voting
 and Class B Shares outstanding (millions)
  Basic                                        101.7      96.5      + 5%
  Diluted                                      102.4      97.1      + 5%
-------------------------------------------------------------------------

Diluted earnings per share decreased 9% or $0.16 to $1.68 for the first quarter of 2005 compared to $1.84 for the first quarter of 2004. Included in the $0.16 reduction in diluted earnings per share are the following charges incurred in the first quarter of 2005 which totalled $0.17 per share:

- charges recorded as a result of the appointment of administrators for MG Rover;
-   costs incurred to rationalize a facility in North America; and
- the expensing of capitalized bank facility fees as a result of the cancellation of Decoma's term credit facility.

These charges were partially offset by the following items incurred in the first quarter of 2004 which totalled $0.16:

- a one-time charge to compensation expense as a result of modifying option agreements with certain former employees; and
- charges recorded during the first quarter of 2004 with respect to the closure of facilities in Europe.

Excluding these items, the remaining $0.15 decrease in diluted earnings per share was a result of the decrease in net income as discussed above combined with an increase in the weighted average number of diluted shares outstanding during the quarter. The increase in the weighted average number of diluted shares outstanding was a result of:

- approximately 5.0 million additional shares that were included in the weighted average number of shares outstanding as a result of the privatization of Decoma and Tesma;
- 0.6 million additional stock options that were exercised during 2004 and the first quarter of 2005; and
- an increase in the number of options outstanding as a result of assuming the Decoma and Tesma stock options.

This increase in the weighted average number of shares outstanding was partially offset by a lower average trading price for our Class A
Subordinate Voting Shares, which results in less options becoming dilutive.

Return on Funds Employed

An important financial ratio that we use across all of our operating units to measure return on investment is return on funds employed. Return on funds employed ("ROFE") is defined as EBIT divided by the average funds employed for the past period. EBIT is defined as operating income as presented on our unaudited interim consolidated financial statements before net interest expense. Funds employed is defined as long term assets, excluding future tax assets, plus non-cash operating assets and liabilities. Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory, income taxes recoverable and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.

ROFE for the first quarter of 2005 was 17.2%, a decrease from 27.1% for the first quarter of 2004. The decrease in ROFE can be attributed to:

- the NVG acquisition since the NVG business currently earns ROFE that is below our consolidated average;
- the charges recorded as a result of the appointment of administrators for MG Rover;
- the decrease in operating income associated with the reduction in sales on certain programs; and
- increased costs incurred for new facilities in preparation of upcoming launches since these programs require infrastructure costs in advance of revenues and profits which reduces our consolidated average ROFE, both in terms of increasing our funds employed as investments are made in capital and in terms of increasing expenses that cannot be capitalized.

SEGMENTS
-------------------------------------------------------------------------

                                     For the three months ended March 31,
                                    -------------------------------------
                                           2005                2004
                                    -----------------   -----------------
                                     Total               Total
                                     sales      EBIT     sales      EBIT
-------------------------------------------------------------------------
Decoma                             $   769   $    10  $    720   $    49
Intier                               1,468        47     1,393        52
Tesma                                  377        24       362        39
Magna Steyr                          1,865        62     1,375        37
Other Automotive Operations          1,290        77     1,289       125
Corporate and Other(i)                 (51)       35       (36)       26
-------------------------------------------------------------------------
                                   $ 5,718   $   255   $ 5,103   $   328
-------------------------------------------------------------------------
-------------------------------------------------------------------------
(i) Included in Corporate and Other are intercompany fee revenue, and intercompany sales eliminations.

The sales amounts in the following discussion are before intersegment eliminations.

Decoma

Sales

Decoma's sales increased by $49 million or 7% to $769 million for the first quarter of 2005 from $720 million for the first quarter of 2004. The increase in sales is primarily the result of an increase in Decoma's North American and European average dollar content per vehicle, partially offset by a 4% decrease in North American vehicle production volumes and a 5% decrease in European vehicle production volumes.

In North America, the increase in Decoma's average dollar content per vehicle was primarily attributable to:

- an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and
- increased content and/or production on several programs, related principally to the launch of new programs during or subsequent to the first quarter of 2004 including:
       -  the Chrysler 300/300C and Dodge Magnum;
       -  the Chevrolet Equinox;
       -  the Ford Freestyle, the Ford Five Hundred and Mercury Montego;
          and
       -  the Jeep Grand Cherokee.

These increases were partially offset by incremental customer price concessions and by lower volumes on certain high content Ford and GM programs.

In Europe, Decoma's average dollar content per vehicle growth was attributable to:

-   new facility and program launches including:
       -  the launch of the fascia and front end module for the Mercedes
          A-Class;
       - the ramp up of the fascia and front end module for the Volkswagen City Car; and
       - the launch of various Porsche, Audi and other Mercedes programs; and
- the increase in reported U.S. dollar sales due to the strengthening of European currencies against the U.S. dollar.

EBIT

Decoma's EBIT decreased 80% or $39 million to $10 million for the first quarter of 2005 compared to $49 million for the first quarter of 2004. This decrease is primarily attributable to:

- inefficiencies at facilities in Europe, including increased losses associated with under-utilized paint capacity, performance issues and program launch costs;
- charges recorded with respect to the appointment of administrators for MG Rover in the United Kingdom which amounted to $5 million;
- operating losses at Decoma's new fascia moulding and paint facility in Georgia as it launches and ramps up production on new Mercedes programs;
- ongoing costs at Anotech as the closure and transfer of programs to other Decoma facilities was not completed until after the end of the first quarter of 2005;
-   the impact of lower vehicle production volumes at both Ford and GM;
    and
-   incremental customer price concessions and raw material costs.

These losses were partially offset by operational improvements realized at certain facilities and contributions from new launches.

Intier

Sales

Intier's sales increased by 5% or $75 million to $1.5 billion for the first quarter of 2005 compared to $1.4 billion for the first quarter of 2004. The increase in sales reflects increases in Intier's average dollar content per vehicle in both North America and Europe and an increase in tooling, engineering and other sales, partially offset by a 4% decrease in North American vehicle production volumes and a 5% decrease in European vehicle production volumes.

In North America, the increase in Intier's average dollar content per vehicle was primarily attributable to:

- new programs that launched during or subsequent to the first quarter of 2004, including:
       -  the complete seats for the Chevrolet Cobalt and the Pontiac
          Pursuit;
       - the second and third row stow-in-floor seats for Chrysler minivans;
       -  the complete seats for the Mercury Mariner;
       - the interior integration, overhead system instrument panels and door panels for the Cadillac STS; and
       - the complete seats, headliner and instrument panel for the Chevrolet Equinox; and
- an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S dollar.

These increases were partially offset by incremental customer price concessions and by lower volumes on certain high content programs including the Ford Freestar and Mercury Monterey, Ford Explorer and Mercury
Mountaineer, and the GMT800 platform.

In Europe, the increase in Intier's average dollar content per vehicle was primarily attributable to:

- the launch of new programs during or subsequent to the first quarter of 2004 including:
       - the cargo management system and other interior trim for the Audi A6;
       -  a side door latch for the Volkswagen Altea and Passat;
       -  the door panels for the BMW 1-Series;
       -  the door panels and cargo management system for the Mercedes
          A-Class; and
       -  a modular side door latch for a number of Audi programs; and
- an increase in reported U.S. dollar sales due to the strengthening of the euro and the British pound, each against the U.S. dollar.

EBIT

Intier's EBIT decreased by $5 million or 10% to $47 million for the first quarter of 2005 compared to $52 million for the first quarter of 2004. The decrease is primarily a result of:

- charges recorded with respect to the appointment of administrators for MG Rover in the United Kingdom which amounted to $10 million;
-   increased raw material prices;
-   incremental customer price concessions; and
- reduced operating margin resulting from lower vehicle volumes on certain of Intier's high content programs.

These decreases in operating income have been partially offset by:

-   additional gross margin earned on sales from new product launches;
- an increase in reported U.S. dollar operating income due to the strengthening of the Canadian dollar, euro and British Pound, each against the U.S. dollar;
- the charges incurred in the first quarter of 2004 with respect to the reorganization and closure of certain facilities in Europe; and
-   operational improvements at certain facilities.

Tesma

Sales

Tesma's sales increased by 4% or $15 million to $377 million for the first quarter of 2005 compared to $362 million for the first quarter of 2004. The increase in sales was a result of higher tooling, prototype and other sales recorded in advance of upcoming program launches and an increase in Tesma's European average dollar content per vehicle, partially offset by a 4% decrease in North American vehicle production volumes and a 5% decrease in European vehicle production volumes.

In North America, Tesma's average dollar content per vehicle remained consistent with the prior year, as an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar was substantially offset by incremental customer price concessions and production volume declines in North America. In particular, production volumes on certain GM and Ford programs for which Tesma has high content declined even further, including:

- the GM GEN IV engine and 4L60E transmission which are installed in GM's larger pickup truck and sport utility vehicles ("SUV");
-   the GM L850/LE5 engine program used in smaller compact cars and SUVs;
-   the GM Line 6 engine installed into mid-size SUVs;
- the GM Line 4 and 5 engine which are installed into GM's mid-size pickup trucks; and
- the Ford Modular V8 engine which is used in Ford's high volume pickup trucks and larger cars.

Partially offsetting these sales decreases were higher volumes on certain programs including:

- various stamped components included in 6-speed and continuously variable transmission applications for Ford;
-   the oil pumps supplied for Ford's 5R110 transmission;
- die-cast and machined transmission components and assemblies for various GM light vehicles;
-   tensioner assemblies supplied to Volkswagen, Ford and Honda;
- filler pipe assemblies for DaimlerChrysler's higher volume Dodge Durango and Chrysler 300/300C and Dodge Magnum;
-   stainless steel fuel tank assemblies for the DaimlerChrysler
    JR platform; and
- engine front cover and water pump modules for Hyundai's high volume Lambda V6 engine program.

In Europe, Tesma's average dollar content per vehicle increased as a result of:

- higher reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar;
- higher shipments of fuel filler pipes for Ford's high volume Focus program and for the Mercedes E-Class program;
- increased volumes and content for stainless steel fuel tank assemblies for Audi's D3 platform; and
-   volume increases on water pumps for Fiat which launched late in 2004.

These increases were partially offset by lower volumes of stainless steel fuel tank assemblies for the Volkswagen Beetle for which production has been suspended until the second half of 2005.

EBIT

Tesma's EBIT decreased 38% or $15 million to $24 million for the first quarter of 2005 compared to $39 million for the first quarter of 2004. The decrease in EBIT was largely a result of:

- lower operating margin earned as a result of lower sales levels, especially at a number of North American facilities with a high concentration of sales to GM;
-   increased material costs;
-   incremental customer price concessions;
- higher operating losses due to operating issues at certain facilities in North America;
- charges recorded with respect to the appointment of administrators for MG Rover; and
- lower capacity utilization and increased infrastructure and carrying costs at certain facilities in Canada, Italy, Austria and South Korea that have made significant investments in preparation for program launches.

Magna Steyr

Sales

Magna Steyr's sales increased by 36% or $490 million to $1.9 billion for the first quarter of 2005 compared to $1.4 billion for the first quarter of 2004. The increase in sales was a result of:

-   the NVG acquisition;
-   an increase in complete vehicle assembly sales;
- an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; and
- an increase in transfer case sales related to programs launched during or subsequent to the first quarter of 2004, including the Land Rover Discovery and the Chrysler 300/300C and Dodge Magnum at Magna Drivetrain.

Magna Steyr's complete vehicle assembly volumes for the first quarter of 2005 and the first quarter of 2004 were as follows:

                                             For the three months
                                                ended March 31,
                                             --------------------
Complete Vehicle Assembly Volumes (Units)       2005      2004    Change
-------------------------------------------------------------------------
Full-Costed                                   39,786    36,327     + 10%
Value-Added                                    7,896    14,782     - 47%
-------------------------------------------------------------------------
                                              47,682    51,109      - 7%
-------------------------------------------------------------------------
-------------------------------------------------------------------------

The terms of Magna Steyr's various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts, Magna Steyr is acting as principal, and purchased components and systems in assembled vehicles are included in its inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Contracts to assemble Mercedes E-Class and G-Class, Saab 9(3) Convertible and BMW X3 vehicles are accounted for in this manner. Other contracts provide that third party components and systems are held on consignment by Magna Steyr, and the selling price to the OEM customer reflects a value-added assembly fee only. Contracts to assemble the Chrysler Voyager and Jeep Grand Cherokee are accounted for in this manner.

Production levels of the various vehicles assembled by Magna Steyr have an impact on the level of its sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impact Magna Steyr's levels of sales and operating margin percentage, but may not necessarily affect its overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales and, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

Complete vehicle assembly sales increased 11% or $114 million to $1.1 billion for the first quarter of 2005 compared to $1.0 billion for the first quarter of 2004. This increase in sales reflects:

-   an increase in volumes for the BMW X3;
- an increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar; and
-   favourable trim levels on the Mercedes G-Class.

These increases were partially offset by:

- a reduction in volumes on our other assembly contracts, including the Mercedes E-Class 4MATIC and the Saab 9(3) Convertible; and
- a substantial reduction of Jeep Grand Cherokee volumes, which had no production in January and early February in preparation for the launch of a new model in March 2005.

EBIT

Magna Steyr's EBIT increased by 68% or $25 million to $62 million for the first quarter of 2005 compared to $37 million for the first quarter of 2004. The increase in EBIT is primarily a result of:

-   the increase in volumes for the BMW X3 program;
-   the NVG acquisition;
- an increase in reported U.S. dollar EBIT as a result of the strengthening of the euro against the U.S. dollar; and
- the increase in operating margin generated by increased sales, including the launches of the Land Rover Discovery and the Chrysler 300/300C and Dodge Magnum at Magna Drivetrain.

Other Automotive Operations

Sales

Our Other Automotive Operations' sales remained consistent with the prior year at $1.3 billion for the first quarter of 2005. We remained at 2004 sales levels as a result of an increase in tooling sales and increases in the segment's North American and European average dollar content per vehicle, partially offset by a 4% decline in North American vehicle production volumes and a 5% decrease in European vehicle production volumes.

In North America, the increase in average dollar content per vehicle is primarily a result of:

- an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar;
-   increased volumes on certain programs including:
       -  the frame for the Dodge Durango;
       -  the engine cradle for the Saturn ION; and
       -  stampings and assemblies for the Ford Escape;
- the launch of new programs during or subsequent to the first quarter of 2004 including:
       -  various stampings for the Ford Mustang;
       -  Class A stampings for the Mercedes M-Class; and
       -  Class A stampings for the Chrysler 300/300C and Dodge Magnum;
          and
-   the acquisition of a stamping facility in Mexico during 2004.

These increases were offset by:

- Substantially lower volumes on certain high content GM and Ford programs, in particular:
       -  the GMT800 platform; and
       -  the Ford Freestar and Mercury Monterey; and
-   incremental customer price concessions.

In Europe, the increase in average dollar content per vehicle is primarily the result of an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar, partially offset by reductions in volumes on several programs including the Smart Roadster body-in-white and various Volkswagen stampings and assemblies.

Tooling sales increased as a result of revenues earned on tooling for several programs including the Ford Fusion, Mercury Milan and Lincoln Zephyr in the first quarter of 2005 that were in excess of the revenues earned on tooling for the Ford Explorer and Ford Mustang programs in the first quarter of 2004.

EBIT

Our Other Automotive Operations' EBIT decreased 38% or $48 million to
$77 million for the first quarter of 2005 compared to $125 million for the first quarter of 2004. The decrease in EBIT is primarily a result of:

- lower operating margin earned on lower sales on certain high content programs;
-   incremental customer price concessions;
- costs incurred to support new facilities, including a stamping facility in Sonora, Mexico to support the launch of the Ford Fusion, Mercury Milan and Lincoln Zephyr and a frame facility in Kentucky for the new Ford Explorer and F-Series Super Duty pickup trucks;
-   costs to rationalize a facility in North America; and
- increased commodity prices for steel and resins combined with lower scrap steel revenues.

These decreases were partially offset by:

- higher gross margin earned from programs launched during or subsequent to the first quarter of 2004;
-   the acquisition of a stamping facility in Mexico in May 2004; and
-   higher affiliation and other fees.

Corporate and Other

Corporate and Other EBIT increased 35% or $9 million to $35 million for the first quarter of 2005 compared to $26 million for the first quarter of 2004. The increase in EBIT is primarily a result of:

- $12 million of additional stock compensation expense recorded during the first quarter of 2004. Specifically, option agreements with certain of our former employees were modified during the first quarter of 2004, which resulted in a one time charge to compensation expense of $12 million. This charge represented the remaining measured but unrecognized compensation expense related to the options granted during 2003, and the fair value at the date of modification of all of the options that were granted prior to January 1, 2003;
- increased affiliation and other fee income earned as a result of higher sales; and
-   lower incentive compensation as a result of lower earnings.

These increases in EBIT were partially offset by:

-   lower equity income; and
- the expensing of capitalized bank facility fees as a result of the cancellation of Decoma's term credit facility.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations
                                             For the three months
                                                ended March 31,
                                             --------------------
                                                2005      2004    Change
-------------------------------------------------------------------------
Net income                                   $   172   $   179
Items not involving current cash flows           190       214
-------------------------------------------------------------------------
                                             $   362   $   393   $   (31)
Changes in non-cash operating assets
 and liabilities                                 162       200
-------------------------------------------------------------------------
Cash provided from operating activities      $   524   $   593   $   (69)
-------------------------------------------------------------------------
-------------------------------------------------------------------------

Cash flow from operations before changes in non-cash operating assets and liabilities decreased $31 million to $362 million for the first quarter of 2005 compared to $393 million for the first quarter of 2004. The decrease in cash flow from operations was due to a $7 million decrease in net income (as explained above) and a $24 million decrease in items not involving current cash flows.

The decrease in items not involving current cash flows was due to:

- a $12 million decrease in minority interest primarily as a result of the privatizations of Tesma and Decoma;
- an $11 million decrease in other non-cash charges (including the $12 million stock modification charge recorded in the first quarter of 2004); and
-   a $37 million decrease in deferred taxes.

These decreases were partially offset by a $33 million increase in depreciation and amortization and a $3 million decrease in equity income.

Cash generated from operating assets and liabilities amounted to $162 million for the first quarter of 2005. The cash generated from operating assets and liabilities was primarily attributable to a $208 million increase in accounts payable, other accrued liabilities and deferred revenue. Increases in accounts payable and other accrued liabilities occurred at Intier and Magna Steyr due primarily to the timing of payments. Partially offsetting the cash generated above was an investment in current taxes, inventories and accounts receivable of $35 million, $8 million and $3 million, respectively.

Capital and Investment Spending
                                             For the three months
                                                ended March 31,
                                             --------------------
                                                2005      2004    Change
-------------------------------------------------------------------------
Fixed assets                                 $  (124)  $  (148)
Other assets                                     (47)      (23)
-------------------------------------------------------------------------
Fixed assets and other additions             $  (171)  $  (171)
Purchase of subsidiaries                        (136)      (11)
Proceeds from disposals                           15        18
-------------------------------------------------------------------------
Cash used in investing activities            $  (292)  $  (164)  $  (128)
-------------------------------------------------------------------------
-------------------------------------------------------------------------

In the first quarter of 2005 we invested $124 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course and for productivity improvements, most of the investment was for component manufacturing, painting and assembly equipment and facilities for programs launching in future periods. The major programs that will be launching or that have not fully ramped up production for which we invested capital were:

- the new Ford Explorer and F-Series Super Duty pickup trucks in Kentucky;
-   GM's next generation full-size pickup and sport utilities platform;
-   the Ford Fusion, Mercury Milan and Lincoln Zephyr in Mexico;
-   the Chrysler 300 in Austria; and
-   the Jeep Grand Cherokee in Austria.

We invested $47 million in other assets in the first quarter of 2005 primarily representing fully reimbursable planning costs relating to programs that will be launching during 2005 and other long-term tooling receivables.

Purchases of subsidiaries on the statement of cash flows includes the $134 million cash portion of the Tesma and Decoma privatizations.
Specifically:

- On February 6, 2005 we acquired the outstanding 56% equity interest in Tesma that we did not previously own. Total consideration for the outstanding Class A Subordinate Voting Shares of Tesma not owned by us was approximately $613 million, which was satisfied by issuing
    6.7 million Magna Class A Subordinate Voting Shares and cash of approximately $103 million; and
- On March 6, 2005 we acquired the outstanding 27% equity interest in Decoma that we did not previously own. Total consideration for the outstanding Class A Subordinate Voting Shares of Decoma not owned by us was approximately $239 million, which was satisfied by issuing
    2.9 million Magna Class A Subordinate Voting Shares and cash of approximately $31 million.

Proceeds from disposals reflect proceeds from normal course fixed and other asset disposals.

Financing
                                             For the three months
                                                ended March 31,
                                             --------------------
                                                2005      2004    Change
-------------------------------------------------------------------------
Net issues (repayments) of debt              $  (221)  $   (25)
Issues of Class A Subordinate Voting Shares       10         6
Issues of shares by subsidiaries                   1         6
Dividends paid to minority interests              (1)       (4)
Dividends                                        (41)      (33)
-------------------------------------------------------------------------
Cash used in financing activities            $  (252)  $   (50)  $  (202)
-------------------------------------------------------------------------
-------------------------------------------------------------------------

During the first quarter of 2005, we made net debt repayments of $221 million, which consisted primarily of the following:

- On January 5, 2005, the first series of the Magna senior unsecured notes that were issued in association with the NVG acquisition, representing Cdn $55 million, was repaid; and
- In March 2005, we repaid outstanding borrowings of Cdn $197 million under the former Decoma term credit facility and the facility was cancelled.

During the first quarter of 2005, we issued $10 million in Class A Subordinate Voting Shares on the exercise of stock options compared to issuing $6 million in Class A Subordinate Voting Shares on the exercise of stock options during the first quarter of 2004. The issue of shares by our subsidiaries in 2005 is comprised primarily of the issue of $1 million of Intier Class A Subordinate Voting Shares on the exercise of stock options whereas the issue of shares by our subsidiaries in 2004 is comprised primarily of the issue of $5 million of Intier Class A
Subordinate Voting Shares to the Intier employee deferred profit sharing program and on the exercise of stock options, and the issue of $1 million of Tesma Class A Subordinate Voting Shares on the exercise of stock options.

Dividends paid during the first quarter of 2005 were $41 million. These payments relate to dividends declared in respect of the three-month period ended December 31, 2004. The increase in quarterly dividends paid in the first quarter of 2005 compared to the first quarter of 2004 relates primarily to the increase in the quarterly dividend payment from $0.34 per share to $0.38 per share and the increase in the number of Class A Subordinate Voting shares outstanding, primarily as a result of the privatizations of Tesma and Decoma.

Financing Resources
                                               As at     As at
                                               March  December
                                            31, 2005  31, 2004(i) Change
-------------------------------------------------------------------------
Liabilities
  Bank indebtedness                          $   135   $   136
  Long term debt due within one year              81        84
  Long term debt                                 746       984
  Minority interest                              132       634
-------------------------------------------------------------------------
                                               1,094     1,838
Shareholders' equity                           6,111     5,335
-------------------------------------------------------------------------
Total capitalization                         $ 7,205   $ 7,173   $    32
-------------------------------------------------------------------------
-------------------------------------------------------------------------
(i) As required by CICA 3860, restated to reclassify our 7.08% Subordinated Debentures and Decoma's 6.5% Convertible Subordinated Debentures to long-term debt from shareholders' equity and minority interest, respectively.

Total capitalization increased by $32 million in the first quarter of 2005 to $7.2 billion. The increase in capitalization is a result of a $776 million increase in shareholders' equity offset in part by a $744 million decrease in liabilities. The increase in equity is a result of the Class A Subordinate Voting Shares issued as part of the purchase price for the acquisition of the remaining minority interest of Tesma and Decoma and on the exercise of stock options and net income earned during the first quarter of 2005, partially offset by dividends paid and a decrease in the currency translation adjustment.

The Decoma plan of arrangement resulted in the amalgamation of Magna and Decoma. As a result of this amalgamation, Decoma's three-year term credit facility (see below) and Decoma's 6.5% Subordinated Debentures maturing March 31, 2010 became our direct obligations.

The decrease in liabilities is primarily due to the decrease in minority interest as a result of the acquisitions of the remaining minority interest in Tesma and Decoma and decreases in long term debt as a result of the repayment of the first series of our senior unsecured notes and the outstanding debt on Decoma's term debt facility as discussed above.

The April 3, 2005 acquisition of the 15% minority interest in Intier will increase total capitalization by approximately $282 million, representing the excess of the fair value of Class A Subordinate Voting Shares issued as part of the acquisition over the decrease in minority interest as a result of the acquisition.

During the first quarter of 2005, our cash resources decreased by $57 million to $1.5 billion as discussed above. In addition to our cash resources, we had unused and available operating lines of credit of $98 million and term lines of credit of $931 million. During the first quarter of 2005, we repaid the outstanding borrowings of Cdn $197 million under the former Decoma term credit facility and the facility was cancelled. On March 31, 2005, we amended and extended our existing Cdn $500 million 364-day revolving credit facility to increase the permitted borrowing under the facility to $745 million.

In addition to the above unused and available financing resources, we sponsor a tooling finance program for tooling suppliers to finance tooling under construction for use in our operations. The maximum facility amount is Cdn $100 million. As at March 31, 2005, Cdn $14 million had been advanced to tooling suppliers under this facility. This amount is included in accounts payable on our consolidated balance sheet.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and Subordinated Debentures issued and outstanding at April 29, 2005 were exercised or converted:

Class A Subordinate Voting and Class B Shares                108,991,761
Subordinated Debentures(i)                                     1,096,582
Stock options(ii)                                              4,909,690
-------------------------------------------------------------------------
                                                             114,998,033
-------------------------------------------------------------------------
-------------------------------------------------------------------------
(i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle 6.5% Convertible Subordinated Debenture interest and principal with shares.

     The above amounts also exclude Class A Subordinate Voting Shares issuable, only at our option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption of maturity of the 7.08% Subordinated Debentures.

(ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time and pursuant to our 1987 Incentive Stock Option Plan, as amended, Tesma's amended and restated Stock Option Plan, Decoma's Option Plan and Intier's 2001 Incentive Stock Option Plan.

Contractual Obligations and Off Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the first quarter of 2005 that are outside the ordinary course of our business. Refer to our MD&A included in our 2004 Annual Report.

Long term receivables in other assets are reflected net of outstanding borrowings from a customer's finance subsidiary of $72 million since we have the legal right of set off of our long term receivable against such borrowings and we are settling the related amounts simultaneously.

2005 OUTLOOK
-------------------------------------------------------------------------

All amounts below exclude the impact of any future acquisitions.

Our results are expected to continue to be impacted by the negative conditions in the automotive industry, including production cutbacks, OEM price concessions, higher commodity costs and general economic uncertainty. In addition, our 2005 results are expected to be negatively impacted by certain unusual items, including restructuring charges arising from our previously announced privatizations, and rationalization and other charges associated with certain of our operations, including operations that supply MG Rover.

We expect 2005 average dollar content per vehicle to be between $710 and $735 in North America and between $315 and $335 in Europe. We expect 2005 European assembly sales to be between $4.3 billion and $4.6 billion.
Further, we have assumed 2005 vehicle production volumes will be approximately 15.7 million units in North America and approximately 16.2 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, current exchange rates, the above volume assumptions and anticipated tooling and other automotive sales, we expect our sales for 2005 to be between $21.8 billion and $23.1 billion, compared to 2004 sales of $20.7 billion. In addition, we expect that 2005 spending for fixed assets will be between $850 and $900 million.

In 2005, excluding the impact of the unusual items noted above, we anticipate a decline in operating income and growth in diluted earnings per share.

COMMITMENTS AND CONTINGENCIES
-------------------------------------------------------------------------

From time to time, we may be contingently liable for litigation and other claims. Refer to note 28 of our 2004 audited consolidated financial statements, which describe these claims.

FORWARD LOOKING STATEMENTS
-------------------------------------------------------------------------

The previous discussion contains statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project",
"estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes; the availability of and increased prices for raw materials, particularly steel and resin, and our ability to reduce our exposure to price fluctuations; pressure from our customers to reduce our prices; pressure from our customers to absorb certain fixed costs;
increased product warranty and recall costs and increased product liability risks; our dependence on certain customers and vehicle programs; fluctuations in relative currency values; the impact of financially distressed customers and automotive components sub-suppliers; our proposed production rationalization and streamlining of administrative functions; our dependence on outsourcing by automobile manufacturers; rapid technological and regulatory changes; increased crude oil and energy prices; unionization activity at our facilities; the threat of work stoppages and other labour disputes; the highly competitive nature of the auto parts supply market; program cancellations and delays in launching new programs; delays in constructing new facilities; changes in governmental regulations; the impact of environmental regulations; our relationship with our controlling shareholder; and other factors set out in our Annual Information Form filed with the Canadian Securities Commissions and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.



MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(United States dollars in millions, except per share figures)

                                                    Three months ended
                                                 ------------------------
                                                   March 31,    March 31,
                                           Note        2005         2004
-------------------------------------------------------------------------
                                                               (restated
                                                                  note 2)

Sales                                              $  5,718     $  5,103
-------------------------------------------------------------------------

Cost of goods sold                                    4,993        4,353
Depreciation and amortization                           168          135
Selling, general and administrative         7           305          293
Interest expense, net                                     1            7
Equity income                                            (3)          (6)
-------------------------------------------------------------------------
Income from operations before income
 taxes and minority interest                            254          321
Income taxes                                             71          119
Minority interest                           3            11           23
-------------------------------------------------------------------------
Net income                                         $    172     $    179
-------------------------------------------------------------------------
-------------------------------------------------------------------------

Earnings per Class A Subordinate Voting
 or Class B Share:
  Basic                                            $   1.69     $   1.85
  Diluted                                          $   1.68     $   1.84
-------------------------------------------------------------------------
-------------------------------------------------------------------------

Cash dividends paid per Class A
 Subordinate Voting or Class B Share               $   0.38     $   0.34
-------------------------------------------------------------------------
-------------------------------------------------------------------------

Average number of Class A Subordinate
 Voting and Class B Shares outstanding
 during the period (in millions):
  Basic                                               101.7         96.5
  Diluted                                             102.4         97.1
-------------------------------------------------------------------------
-------------------------------------------------------------------------

                       See accompanying notes



CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(Unaudited)
(United States dollars in millions)

                                                    Three months ended
                                                 ------------------------
                                                   March 31,    March 31,
                                           Note        2005         2004
-------------------------------------------------------------------------

Retained earnings, beginning of period             $  2,935     $  2,384
Net income                                              172          179
Dividends on Class A Subordinate Voting
 and Class B Shares                                     (41)         (33)
Adjustment for change in accounting
 policy related to financial instruments    2             2           20
-------------------------------------------------------------------------
Retained earnings, end of period                   $  3,068     $  2,550
-------------------------------------------------------------------------
-------------------------------------------------------------------------

                       See accompanying notes



MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(United States dollars in millions)

                                                    Three months ended
                                                 ------------------------
                                                   March 31,    March 31,
                                           Note        2005         2004
-------------------------------------------------------------------------
                                                               (restated
                                                                  note 2)
Cash provided from (used for):

OPERATING ACTIVITIES
Net income                                         $    172     $    179
Items not involving current cash flows                  190          214
-------------------------------------------------------------------------
                                                        362          393
Changes in non cash operating assets
 and liabilities                                        162          200
-------------------------------------------------------------------------
                                                        524          593
-------------------------------------------------------------------------

INVESTMENT ACTIVITIES
Fixed asset additions                                  (124)        (148)
Purchase of subsidiaries                    3          (136)         (11)
Increase in other assets                                (47)         (23)
Proceeds from disposition                                15           18
-------------------------------------------------------------------------
                                                       (292)        (164)
-------------------------------------------------------------------------

FINANCING ACTIVITIES
Issues of debt                                           39            4
Repayments of debt                          4          (260)         (29)
Issues of Class A Subordinate
 Voting Shares                                           10            6
Issues of shares by subsidiaries                          1            6
Dividends paid to minority interests                     (1)          (4)
Dividends                                               (41)         (33)
-------------------------------------------------------------------------
                                                       (252)         (50)
-------------------------------------------------------------------------

Effect of exchange rate changes on cash
 and cash equivalents                                   (37)         (32)
-------------------------------------------------------------------------

Net increase (decrease) in cash and
 cash equivalents during the period                     (57)         347
Cash and cash equivalents,
 beginning of period                                  1,519        1,528
-------------------------------------------------------------------------
Cash and cash equivalents, end of period           $  1,462     $  1,875
-------------------------------------------------------------------------
-------------------------------------------------------------------------

                       See accompanying notes



MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(United States dollars in millions)

                                                   March 31, December 31,
                                           Note        2005         2004
-------------------------------------------------------------------------
                                                               (restated
                                                                  note 2)
ASSETS
Current assets
Cash and cash equivalents                          $  1,462     $  1,519
Accounts receivable                                   3,224        3,276
Income taxes recoverable                                  5            -
Inventories                                           1,340        1,376
Prepaid expenses and other                              109          110
-------------------------------------------------------------------------
                                                      6,140        6,281
-------------------------------------------------------------------------
Investments                                             138          139
Fixed assets, net                                     3,885        3,967
Goodwill                                    3         1,032          747
Future tax assets                                       197          195
Other assets                                            321          282
-------------------------------------------------------------------------
                                                   $ 11,713     $ 11,611
-------------------------------------------------------------------------
-------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank indebtedness                                  $    135     $    136
Accounts payable                                      3,026        3,006
Accrued salaries and wages                              480          449
Other accrued liabilities                               401          350
Income taxes payable                                      -           35
Long term debt due within one year                       81           84
-------------------------------------------------------------------------
                                                      4,123        4,060
-------------------------------------------------------------------------
Deferred revenue                                         70           70
Long term debt                              4           746          984
Other long term liabilities                             237          240
Future tax liabilities                                  294          288
Minority interest                           3           132          634
-------------------------------------------------------------------------
                                                      5,602        6,276
-------------------------------------------------------------------------

Shareholders' equity
Capital stock                               6
  Class A Subordinate Voting Shares
   (issued: 105,565,030; December 31,
   2004 - 95,850,377)                                 2,322        1,610
  Class B Shares
   (convertible into Class A Subordinate
   Voting Shares)
   (issued: 1,093,983)                                    -            -
Other paid in capital                                     3            -
Contributed surplus                         7            33           16
Retained earnings                                     3,068        2,937
Currency translation adjustment                         685          772
-------------------------------------------------------------------------
                                                      6,111        5,335
-------------------------------------------------------------------------
                                                   $ 11,713     $ 11,611
-------------------------------------------------------------------------
-------------------------------------------------------------------------

                       See accompanying notes



MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)
-------------------------------------------------------------------------

1.  BASIS OF PRESENTATION

    The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in U.S. dollars following Canadian generally accepted accounting principles, as well as following the accounting policies as set out in the 2004 annual consolidated financial statements, except the accounting change set out in note 2.

    The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements.

    In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2005 and the results of operations and cash flows for the three month periods ended March 31, 2005 and 2004.

2.  ACCOUNTING CHANGE

    Financial Instruments - Disclosure and Presentation

    In 2003, the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3860 "Financial Instruments - Disclosure and Presentation" ("CICA 3860") to require certain obligations that may be settled with an entity's own equity instruments to be reflected as a liability. The amendments require the Company to present Preferred Securities and Subordinated Debentures as liabilities, with the exception of the equity value ascribed to the holders' option to convert certain of the Subordinated Debentures into Class A Subordinate Voting Shares, and to present the related liability carrying costs as a charge to net income. The Company adopted these new recommendations effective January 1, 2005 on a retroactive basis.

    The impact of this accounting policy change on the consolidated balance sheet as at December 31, 2004 was as follows:

    Increase in other assets                                      $    2
    ---------------------------------------------------------------------

    Decrease in income taxes payable                              $    1
    Increase in long-term debt                                       216
    Decrease in debentures' interest obligation                       38
    Decrease in minority interest                                     68
    ---------------------------------------------------------------------

    Decrease in other paid-in-capital                             $   75
    Increase in retained earnings                                      2
    Decrease in currency translation adjustment                       34
    ---------------------------------------------------------------------

    The impact of this accounting policy change on the consolidated statements of income and retained earnings for the three months ended March 31, 2004 was as follows:

    Increase in interest expense                                  $    8
    Decrease in income taxes                                          (2)
    Decrease in minority interest                                     (1)
    ---------------------------------------------------------------------
    Decrease in net income                                            (5)
    Decrease in financing charges on Preferred Securities and
     other paid-in-capital                                             5
    ---------------------------------------------------------------------
    Change in net income available to Class A Subordinate
     Voting and Class B shareholders                              $    -
    ---------------------------------------------------------------------
    ---------------------------------------------------------------------

    There was no impact of this accounting policy change on reported basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three months ended March 31, 2004 and 2005.

3.  ACQUISITIONS

    (a)  Tesma

         On February 1, 2005, the shareholders of Tesma International Inc. ("Tesma") approved a plan of arrangement that became effective on February 6, 2005 under which Magna acquired the outstanding 56% equity interest in Tesma that it did not previously own. Total consideration for the outstanding Class A Subordinate Voting Shares of Tesma not owned by the Company was approximately $613 million, which was satisfied by issuing
         6.7 million Magna Class A Subordinate Voting Shares (note 6) and cash of approximately $103 million. In addition, Magna assumed responsibility for the existing stock options of Tesma, resulting in an increase in the purchase price of approximately $17 million, representing the approximate fair value of the stock options assumed. This fair value has been credited to contributed surplus (note 7). The excess of the purchase price over the Company's incremental interest in the book value of the assets acquired and liabilities assumed was $270 million.

    (b)  Decoma

         On February 28, 2005, the shareholders of Decoma International Inc. ("Decoma") approved a plan of arrangement that became effective on March 6, 2005 under which Magna acquired the outstanding 27% equity interest in Decoma that it did not previously own. Total consideration for the outstanding Class A Subordinate Voting Shares of Decoma not owned by the Company was approximately $239 million, which was satisfied by issuing
         2.9 million Magna Class A Subordinate Voting Shares (note 6) and cash of approximately $31 million. In addition, Magna assumed responsibility for the existing stock options of Decoma, resulting in an increase in the purchase price of approximately $2 million, representing the approximate fair value of the stock options assumed. This fair value has been credited to contributed surplus (note 7). The excess of the purchase price over the Company's incremental interest in the book value of the assets acquired and liabilities assumed was $78 million.

         The Decoma plan of arrangement resulted in the amalgamation of Magna and Decoma. As a result of this amalgamation, Decoma's three-year term credit facility maturing September 30, 2007 and Decoma's 6.5% Convertible Subordinated Debentures maturing March 31, 2010 became direct obligations of the Company. In March 2005, the Company repaid outstanding borrowings of Cdn $197 million under the former Decoma term credit facility and the facility was cancelled (note 4).

    (c)  Intier

         On March 30, 2005, the shareholders of Intier Automotive Inc. ("Intier") approved a plan of arrangement that became effective on April 3, 2005 under which Magna acquired the outstanding 15% equity interest in Intier that it did not previously own. Total consideration for the outstanding Class A Subordinate Voting Shares of Intier not owned by the Company was approximately
         Cdn $252 million, which was satisfied by issuing 2.3 million Magna Class A Subordinate Voting Shares (note 6) and cash of approximately Cdn $62 million. In addition, Magna assumed responsibility for the existing stock options of Intier. This transaction will be accounted for in the second quarter of 2005.

    The purchase price allocations for these acquisitions and certain 2004 acquisitions are preliminary and adjustments to the purchase price and related preliminary allocations may occur as a result of obtaining more information regarding asset valuations, liabilities assumed, purchase price adjustments pursuant to the purchase agreements, and revisions of preliminary estimates of fair value made at the date of purchase.

4.  LONG-TERM DEBT

    During the three months ended March 31, 2005, the Company repaid the outstanding borrowings of Cdn $197 million under the former Decoma term credit facility and the facility was cancelled. On March 31, 2005, Magna amended and extended its existing Cdn $500 million 364-day revolving credit facility to increase the permitted borrowing under the facility to $745 million.

5.  EMPLOYEE FUTURE BENEFIT PLANS

    The Company recorded employee future benefit expenses as follows:


                                                    Three months ended
                                                 ------------------------
                                                    March 31,   March 31,
                                                        2005        2004
    ---------------------------------------------------------------------
    Defined benefit pension plan and other         $      2     $      5
    Termination and long service
     arrangements                                         5            3
    Retirement medical benefits plan                      2            2
    ---------------------------------------------------------------------
    Balance, end of period                         $      9     $     10
    ---------------------------------------------------------------------
    ---------------------------------------------------------------------

6.  CAPITAL STOCK

    (a) Changes in the Class A Subordinate Voting Shares for the three months ended March 31, 2005 are shown in the following table (numbers of shares in the following table are expressed in whole numbers):


                                                    Subordinate Voting
                                                 ------------------------
                                                  Number of       Stated
                                                     shares        value
         ----------------------------------------------------------------

         Issued and outstanding at
          December 31, 2004                      95,850,377     $  1,610
         Issued on privatization of Tesma(i)      6,687,709          510
         Issued on privatization of Decoma(i)     2,854,400          208
         Issued for cash under the Incentive
          Stock Option Plan                         170,106           13
         Issued under the Dividend
          Reinvestment Plan                           2,438            -
         Exchange of subsidiary restricted
          stock or Magna restricted stock(i)              -          (19)
         ----------------------------------------------------------------
         Issued and outstanding at
          March 31, 2005                        105,565,030     $  2,322
         ----------------------------------------------------------------
         ----------------------------------------------------------------

         Issued on April 3, 2005 on
          privatization of Intier                 2,332,748     Cdn$ 510
         ----------------------------------------------------------------
         ----------------------------------------------------------------
         (i) During 2003 and 2004, a subsidiary of the Company purchased 275,462 Tesma Class A Subordinate Voting Shares and 1,138,941 Decoma Class A Subordinate Voting Shares for cash consideration of $6 million and $9 million, respectively, which were then awarded on a restricted basis to certain executives. Also during 2004, Decoma purchased
              451,685 Decoma Class A Subordinate Voting Shares for cash consideration of $4 million, which were then awarded on a restricted basis to an executive of Decoma.

              The shares issued on privatization of Tesma and Decoma include the shares issued by Magna in exchange for these shares, and since this stock has not been released to the executives, it has been reflected as a reduction in the stated value of Magna's Class A Subordinate Voting Shares. Previously, these amounts had been reflected in minority interest (note 7).

    (b) The following table presents the maximum number of shares that would be outstanding if all dilutive instruments outstanding at April 29, 2005 were exercised:

         Class A Subordinate Voting and Class B Shares
          outstanding at April 29, 2005                      108,991,761
         Subordinated Debentures(i)                            1,096,582
         Stock options(ii)                                     4,909,690
         ----------------------------------------------------------------
                                                             114,998,033
         ----------------------------------------------------------------
         ----------------------------------------------------------------
         (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle 6.5% Convertible Subordinated Debenture interest and principal with shares.

              The above amounts also exclude Class A Subordinate Voting Shares issuable, only at our option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption of maturity of the 7.08% Subordinated Debentures.

       (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time and pursuant to our 1987 Incentive Stock Option Plan, as amended, Tesma's amended and restated Stock Option Plan, Decoma's Option Plan and Intier's 2001 Incentive Stock Option Plan.

7.  STOCK BASED COMPENSATION

    (a) The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers):

                            2005                         2004
                ---------------------------  ---------------------------
                Options outstanding          Options outstanding
                -------------------          -------------------
                                   Options                      Options
                         Exercise  exercis-           Exercise  exercis-
                Options  price(i)     able   Options  price(i)     able
                     No.    Cdn$        No.       No.    Cdn$        No.
    ---------------------------------------------------------------------
    Beginning
     of year    2,614,376  85.74  2,042,876  3,046,450  82.31  1,991,950
    Assumed on
     privati-
     zation     1,053,353  71.31    864,688          -      -          -
    Granted        35,000  85.75          -     15,000 105.19          -
    Exercised    (170,106) 61.09   (170,106)  (117,600) 62.63   (117,600)
    Vested              -      -      9,291          -      -     43,625
    Cancelled           -      -          -     (3,000) 97.47          -
    ---------------------------------------------------------------------
    March 31    3,532,623  82.62  2,746,749  2,940,850  83.20  1,917,975
    ---------------------------------------------------------------------
    ---------------------------------------------------------------------
    (i) The exercise price noted above, represents the weighted average exercise price in Canadian dollars.

    (b) Effective January 1, 2003, the Company adopted the fair value recognition provisions of CICA 3870 for all options granted after January 1, 2003. The fair value of stock options is estimated at the date of grant using the Black Scholes option pricing model.

         The weighted average assumptions used in measuring the fair value of stock options, the weighted average fair value of options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

                                                    Three months ended
                                                 ------------------------
                                                   March 31,    March 31,
                                                       2005         2004
         ----------------------------------------------------------------

         Risk free interest rate                      3.52%        3.29%
         Expected dividend yield                      1.80%        1.63%
         Expected volatility                            27%          32%
         Expected time until exercise               4 years      4 years
         ----------------------------------------------------------------

         Weighted average fair value of options
          granted or modified in the period
          (Cdn$)                                   $  18.48     $  29.64
         ----------------------------------------------------------------

         Compensation expense recorded in selling,
          general and administrative expenses      $      3     $     13
         ----------------------------------------------------------------

         In connection with the privatization of Tesma and Decoma, the terms of outstanding Tesma and Decoma stock options were modified through either the exchange of Tesma and Decoma options for Magna replacement options or through adjustment provisions to existing options such that holders of Tesma and Decoma continuing options would be entitled to receive Magna Class A Subordinate Voting shares in lieu of Tesma or Decoma Class A Subordinate Voting Shares when exercised. Where the original options were granted prior to January 1, 2003 and were unvested at the date of privatization, the above modifications create incremental compensation expense over the remaining vesting period.

         During the three month period ended March 31, 2004, option agreements with certain former employees of the Company were modified, which resulted in a one time charge to compensation expense of $12 million. This charge represents the remaining measured but unrecognized compensation expense related to the options granted during 2003, and the fair value at the date of modification of all of the options that were granted prior to January 1, 2003.

         If the fair value recognition provisions would have been adopted effective January 1, 2002 for all stock options granted after January 1, 2002, the Company's pro forma net income and pro forma basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three month periods ended March 31, 2005 and 2004 would have been as follows:

                                                    Three months ended
                                                 ------------------------
                                                   March 31,    March 31,
                                                       2005         2004
         ----------------------------------------------------------------

         Pro forma net income                      $    171     $    182

         Pro forma earnings per Class A
          Subordinate Voting or Class B Share
           Basic                                   $   1.68     $   1.88
           Diluted                                 $   1.67     $   1.87
         ----------------------------------------------------------------
         ----------------------------------------------------------------

    (c) At March 31, 2005, unamortized compensation expense related to the restricted stock arrangements was $32 million and has been presented as a reduction of shareholders' equity and, in the case of Intier, as a reduction of minority interest.

    (d) Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and reclassified to share capital, the fair value of options assumed through the privatization of Decoma and Tesma, and the accumulated restricted stock compensation expense less the portion of restricted stock that has been released to the executives and reclassified to share capital. The following is a continuity schedule of contributed surplus:

                                                       2005         2004
         ----------------------------------------------------------------

         Balance, beginning of year                $     16     $      3
         Impact of privatization transactions
         (note 6)                                        20            -
         Stock-based compensation expense                 2           12
         Exercise of options                             (5)          (1)
         ----------------------------------------------------------------
         Balance, March 31,                        $     33     $     14
         ----------------------------------------------------------------
         ----------------------------------------------------------------

8.  SEGMENTED INFORMATION

                            Three months ended       Three months ended
                              March 31, 2005           March 31, 2004
                         -----------------------  -----------------------
                                           Fixed                   Fixed
                           Total    EBIT  assets,  Total    EBIT  assets,
                           sales      (i)    net   sales      (i)    net
    ---------------------------------------------------------------------

    Decoma               $   769 $    10 $   693 $   720 $    49 $   683
    Intier                 1,468      47     562   1,393      52     541
    Tesma                    377      24     403     362      39     333
    Magna Steyr            1,865      62     807   1,375      37     525
    Other Automotive
     Operations            1,290      77   1,353   1,289     125   1,143
    Corporate and other      (51)     35      67     (36)     26      78
    ---------------------------------------------------------------------
    Total reportable
     segments            $ 5,718 $   255   3,885 $ 5,103 $   328   3,303
    Current assets                         6,140                   5,945
    Investments,
     goodwill and
     other assets                          1,688                   1,151
    ---------------------------------------------------------------------
    Consolidated Total
     Assets                              $11,713                 $10,399
    ---------------------------------------------------------------------
    ---------------------------------------------------------------------

    (i) EBIT represents operating income before interest income or expense.

9.  COMPARATIVE FIGURES

    Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.